UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 1*

Tuniu Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

Dunde Yu

Tuniu Building No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

Tel: +86 25 8685-3969

With a copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740 4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040 People's Republic of China +86 (21) 6193 8200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 28, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D constitutes Amendment No.1 to the initial Schedule 13D (the “Original Schedule 13D”) filed on January 9, 2015 on behalf of each of Dunde Yu and Dragon Rabbit Capital Limited ("Dragon"), with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.0001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.0001 per share (“Class B Ordinary Shares”), of Tuniu Corporation, a Cayman Islands company (“Issuer”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the American Depositary Shares of Tuniu Corporation, each representing three Class A Ordinary Shares.

CUSIP No.	89977P106	Page	2	of	7	Pages

1	NAMES OF REPORTING PERSONS Dunde Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,091,621 Class A ordinary shares
	8	SHARED VOTING POWER 4,104,137 Class A ordinary shares 10,423,503 Class B ordinary shares
	9	SOLE DISPOSITIVE POWER 8,091,621 Class A ordinary shares
	10	SHARED DISPOSITIVE POWER 4,104,137 Class A ordinary shares 10,423,503 Class B ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,195,758 Class A ordinary shares 10,423,503 Class B ordinary shares.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

(1) Calculation is based on the total number of ordinary shares in Row 11 above divided by the total number of ordinary shares outstanding as of February 28, 2021, which was 370,545,883, consisting of 353,172,383 Class A ordinary shares (excluding 18,785,661 Class A ordinary shares, represented by 6,261,887 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the Issuer's share incentive plans) and 17,373,500 Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	89977P106	Page	3	of	7	Pages

1	NAMES OF REPORTING PERSONS Dragon Rabbit Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,104,137 Class A ordinary shares 10,423,503 Class B ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,104,137 Class A ordinary shares 10,423,503 Class B ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,104,137 Class A ordinary shares 10,423,503 Class B ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Calculation is based on the total number of ordinary shares in Row 11 above divided by the total number of ordinary shares outstanding as of February 28, 2021, which was 370,545,883, consisting of 353,172,383 Class A ordinary shares (excluding 18,785,661 Class A ordinary shares, represented by 6,261,887 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the Issuer's share incentive plans) and 17,373,500 Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	89977P106	Page	4	of	7	Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends and supplements the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

For the period since the filing of the Original Schedule 13D to February 28, 2021, 5,811,939 Class A Ordinary Shares underlying options granted to Mr. Dunde Yu have become fully vested and therefore, Mr. Dunde Yu holds an aggregate 8,091,621 Class A Ordinary Shares underlying the options that have become fully vested as of February 28, 2021. As a result, together with the 4,104,137 Class A Ordinary Shares and 10,423,503 Class B Ordinary Shares held by Dragon, Mr. Dunde Yu beneficially owns an aggregate of 12,195,758 Class A Ordinary Shares and 10,423,503 Class B Ordinary Shares.

In July 2015, Dragon repaid the principal amount of US$15,000,000 and all interests accrued thereon under the Loan Agreement dated as of December 30, 2014 by and between Dragon and Unicorn Riches Limited ("Unicorn") to Unicorn, and the mortgage over certain Ordinary Shares held by Dragon was released.

Item 4. Purpose of Transaction.

The second paragraph of the Original Schedule 13D is hereby amended and restated as follows:

As described in Item 3 above, which descriptions are incorporated by reference in this Item 4, this Amendment No.1 is being filed in connection with the vesting of options granted to Mr. Dunde Yu. As a result of the transactions described in this Statement, the Reporting Persons acquired 5,811,939 Class A Ordinary Shares, which represents 1.6% of the Issuer’s outstanding Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

As of February 28, 2021, Dragon beneficially owns 4,104,137 Class A Ordinary Shares and 10,423,503 Class B Ordinary Shares of the Issuer, representing 3.9% of the Issuer's outstanding ordinary Shares; and Mr. Dunde Yu beneficially owns 22,619,261 Ordinary Shares of the Issuer, representing 6.0% of the Issuer's outstanding Ordinary Shares. The 22,619,261 Ordinary Shares beneficially owned by Mr. Dunde Yu comprise of (i) 4,104,137 Class A Ordinary Shares and 10,423,503 Class B Ordinary Shares beneficially owned by Dragon, and (ii) 8,091,621 Class A Ordinary Shares underlying the options that have become fully vested as of February 28, 2021.

Dragon is wholly owned by Longtu Holdings Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Yu may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Dragon.

The percentage of the class of securities beneficially owned by each of the Reporting Persons and the percentage of the voting power of the Ordinary Shares held by each of the Reporting Persons are based on 370,545,883 Ordinary Shares outstanding as of February 28, 2021, consisting of 353,172,383 Class A ordinary shares (excluding 18,785,661 Class A ordinary shares, represented by 6,261,887 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the Issuer's share incentive plans) and 17,373,500 Class B ordinary shares.

CUSIP No.	89977P106	Page	5	of	7	Pages

Based on their holdings of Ordinary Shares, Dragon and Mr. Dunde Yu control 21.8% and 20.6% of the total voting power of the outstanding Ordinary Shares of the Issuer as of February 28, 2021, respectively. The percentages of voting power was calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s holders of Class A Shares and Class B Shares as a single class as of the Closing Date. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

On November 26, 2020, the 4,104,137 Class A Ordinary Shares and 10,423,503 Class B Ordinary Shares owned by Dragon were pledged to Fuqun Limited, as lender under a loan agreement dated August 21, 2017, to secure Dragon’s obligations under the loan agreement. Pursuant to the relevant deed of charge over shares, Fuqun Limited has right to exercise or direct the exercise of the voting and other rights attached to the pledged shares upon certain enforcement events, these events include each and any event of default under the loan agreement, Dragon’s failure to comply with any provision of the deed or Dragon’s representation and statement under the deed being incorrect or misleading in any material respect.

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person identified in Schedule A hereto beneficially owns any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

CUSIP No.	89977P106	Page	6	of	7	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2021	Dunde Yu

/s/ Dunde Yu

Dragon Rabbit Capital Limited

	By:	/s/ Dunde Yu
	Name:	Dunde Yu
	Title:	Director

CUSIP No.	89977P106	Page	7	of	7	Pages

SCHEDULE A

Directors and Executive Officers of Dragon Rabbit Capital Limited

The names of the directors and the names and titles of the executive officers of Dragon and their principal occupations are set forth below. The business address of each of the directors and executive officers is Tuniu Building No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.

Name	Position with Dragon	Present Principal Occupation	Citizenship
Directors:
Dunde Yu	Director	Chairman and Chief Executive Officer of Tuniu Corporation	P.R. China

Executive Officers:
N/A